16 July 2012

National Grid plc
RIIO price control initial proposal headlines announced for UK regulated businesses

As part of the process for agreeing new UK gas and electricity transmission (RIIO-T1) and UK gas distribution price controls (RIIO-GD1), Ofgem has today published high level details of its initial proposals.

National Grid’s business plans for the eight years from April 2013 drive significant investment in essential UK infrastructure projects for the long term benefit of consumers. These investments are necessary for maintaining safety and reliability, and for helping the UK grow and transition to an affordable low carbon energy system. Ensuring appropriate incentives, returns and funding over this period is critical to the successful outcome of the RIIO process.

Full details of the initial proposals will be published by Ofgem on 27 July 2012. However, it is already clear that there are several important areas where Ofgem’s proposals differ substantially from National Grid’s comprehensive business plan submissions for both transmission and gas distribution. While the information currently available is limited, we believe that these initial proposals will not appropriately incentivise the essential investments necessary to provide safe, reliable networks for the UK consumer and avoid delays to the achievement of the UK’s environmental targets.

In particular, the financing packages proposed do not, on either a standalone basis or in comparison with other regulatory outcomes, adequately reflect the increased scale of investment and implicit risk associated with the major investment required in the coming years to build the energy system that our customers will need in the future, whether in transmission or distribution infrastructure. We intend to highlight these areas and present further support for our position in response to the proposals.

In order to provide an opportunity for investors and analysts to understand the Company’s perspective on the initial proposals in more detail we intend to host a webinar on 2 August 2012, details of which will be published in due course.

CONTACTS

National Grid:

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)

Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)

George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)

Victoria Davies	+44 20 7004 3171	+44 7771 973 447 (m)

Tom Hull	+44 20 7004 3172	+44 7890 534833 (m)

Media

Isobel Rowley	+44 1926 655 275	+44 7917 211116 (m)

Brunswick

Tom Burns	+44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the result of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes,  restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict.  For further details regarding  these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts.  In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.